

Mail Stop 3628

July 1, 2009

By Facsimile and U.S. Mail
David Robbins, Esq.
Bingham McCutchen LLP
355 South Grand Avenue, 44th Floor
Los Angeles, CA 90071

> **Re: Texas Industries, Inc.**
> **Additional Soliciting Material filed pursuant to Rule 14a-12**
> **By Shamrock Activist Value Fund, L.P. et al.**
> **Filed June 29, 2009**
> **File No. 1-04887**

Dear Mr. Robbins:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Soliciting Material

1. In future filings, you should characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide support for any statements relating to the company's financial and market performance, including but not limited to the following assertions:

- Texas Industries has a well documented record of underperformance versus its peers - in terms of both profitability and share price — which we believe is the result of poor management and inefficient capital allocation; and

- Texas Industries' management has a disconcerting record of overpromising and underdelivering.

2. Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation of Texas Industries, Inc. or its board or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, please provide support for or delete the following statements:

- Texas Industries' Board has not exercised proper oversight of management, has not held management properly accountable for operational failures and shortfalls, and has failed to properly link management's pay to Texas Industries' performance;

- Texas Industries' Board is comprised of an insular network of long-term Board members who do not communicate effectively and transparently with Texas Industries' shareholders, and have implemented and continue to maintain "anti-takeover" protections having a primary purpose and effect of entrenching their positions on the Board.

3. We note that you state: "Shamrock Activist Value Fund and certain of its affiliates and employees may be deemed to be participants…." Please revise to identify each participant in the solicitation and each participant's direct and indirect interests, by security holdings or otherwise. Refer to Rule 14a-12(a)(1)(i). In this regard, please disclose the interests of Ms. Bowen and Mr. Pechota. In addition, please revise your statement that the parties "may be deemed participants." Refer to Instruction 3 to Item 4 of Schedule 14A for the definition of participant.

Closing Information

You should furnish a response letter to our comment letter providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions